Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated April 24, 2008

TOYOTA MOTOR CREDIT CORPORATION

15Yr NC 1: CMS Curve Linked Notes (the “Notes”)

General
Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Issuer Rating:	Aaa/AAA[1]
Underwriter:	Lehman Brothers Inc.
CUSIP:	89233PW28
Principal Amount:	US $10,000,000 (may be increased prior to Issue Date)
Trade Date:	April 24, 2008
Issue Date:	May 7, 2008
Stated Maturity Date:	May 7, 2023, subject to the Issuer’s Call Option
Issue Price:	100%
Net Proceeds to Issuer:	100%
Underwriter’s Discount or Commission:
0.00%

The Underwriter or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Underwriter and its affiliates expect to realize a profit in connection with these swap transactions.

Business Days:	New York
Minimum Denominations:	$10,000 and $10,000 increments thereafter
Settlement:	DTC
Form of Note:	Book-entry only

1 Toyota Motor Credit Corporation is rated Aaa by Moody’s and AAA by Standard & Poor’s. A credit rating reflects the creditworthiness of Toyota Motor Credit Corporation and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Calculation Agent:	Lehman Brothers Special Financing Inc.
Original Issue Discount:	Yes
Issuer's Call Option:
The Issuer has the right on May 7, 2009 and on each Interest Payment Date thereafter (each a “Call Date”), provided that the Issuer gives 10 calendar days' notice to the investor, to call the Notes in whole, but not in part, at par (par being 100.0%).  All amounts that may otherwise be payable following the Call Date shall cease to be payable. Notwithstanding the above, all payments due on the Call Date shall be made in full regardless of any call of the Notes by the Issuer.

Interest
CMS Spread:
30CMS minus 2CMS; where

“30CMS” is the 30-Year Constant Maturity Swap rate, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, as reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

“2CMS” is the 2-Year Constant Maturity Swap rate, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, as reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time.

Interest Rate:
During the period from (and including):
(a)       Issue Date to (but excluding) May 7, 2009:  10% per annum
(b)       May 7, 2009 to (but excluding) the Stated Maturity Date (the “Floating Interest Rate Period”):
10* (CMS Spread), subject to a minimum annual Interest Rate of 0.00% and a maximum  annual Interest Rate of 12.00%
For the purpose of determining the CMS Spread applicable to a quarterly Interest Calculation Period, the CMS Spread will be the CMS Spread measured two (2) New York Business Days prior to the related Interest Reset Date (each an “Interest Determination Date”).

Interest Payment Dates:	Quarterly, on each February 7, May 7, August 7, and November 7, commencing with a first interest payment on August 7, 2008.
Interest Reset Dates:	Each February 7, May 7, August 7, and November 7, commencing May 7, 2009.
Interest Calculation Period:
The quarterly period from and including the Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Maximum Interest Rate:	12.00%
Minimum Interest Rate:	0.00%
Governing Law:	New York
Day Count Convention:	30/360
Business Day Convention:	Following
Period End Dates:	Unadjusted

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3.htm

Risk Factors

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes.  An investment in CMS Curve Linked Notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS, and other events that are difficult to predict and beyond the Issuer’s control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject To The Credit Risk Of TMCC.

The credit ratings assigned to TMCC represent the rating agencies’ opinion regarding its credit quality and are not a guarantee of quality.  Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value.  Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount Of Interest Payable On The Notes During The Floating Interest Rate Period Will Vary And May Be Zero.

Because 30CMS and 2CMS fluctuate, the CMS Spread will fluctuate.  During the Floating Interest Rate Period, the amount of interest payable on the Notes will vary and may be zero.  During the Floating Interest Rate Period, if the CMS Spread is less than or equal to zero (that is, if 30CMS is less than or equal to 2CMS) on the second New York Business Day prior to a quarterly Interest Reset Date, you will not earn any interest during the applicable Interest Calculation Period.

The Notes May Be Called At The Option Of TMCC, Which Limits Your Ability To Accrue Interest Over The Full Term Of The Notes.

TMCC may call all of the Notes for payment on any Call Date.  In the event that TMCC calls the Notes, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest.  In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Relative Values Of 30CMS And 2CMS May Affect TMCC’s Decision To Call The Notes.

It is more likely that TMCC will call the Notes prior to the Stated Maturity Date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity.  If TMCC calls the Notes prior to the Stated Maturity Date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

During The Floating Interest Rate Period, The Yield On The Notes May Be Lower Than The Yield On A Standard Debt Security Of Comparable Maturity.

Unless previously called by TMCC, during the Floating Interest Rate Period, the Notes will bear interest at a rate equal to 10 times the CMS Spread; provided that such amount does not exceed the Maximum Interest Rate.  During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.00% with respect to any Interest Calculation Period for which the CMS Spread is less than or equal to 0.00%.  Additionally, in no event will the per annum interest rate on the Notes be greater than the Maximum Interest Rate.  As a result, the effective yield on the Notes may be less than that which would be payable on a conventional, fixed-rate, callable debt security of TMCC of comparable maturity.

The CMS Spread For The Second New York Business Day Preceding An Interest Reset Date Will Apply To The Interest Calculation Period Immediately Following Such Date.

Unless the Notes are called, the CMS Spread on an Interest Determination Date will apply to the entire quarterly Interest Calculation Period immediately following such date, even if the CMS Spread increases during that Interest Calculation Period.  Thus, if the CMS Spread is determined or deemed to be less than or equal to 0.00% (that is, if 30CMS is less than or equal to 2CMS) on an Interest Determination Date, no interest will be payable with respect to the following Interest Calculation Period, even if the CMS Spread on a given day during the Interest Calculation Period were actually greater than 0.00%.

The Price At Which You Will Be Able To Sell Your Notes Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount You Originally Invest.

TMCC believes that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors.  Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.  The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.  TMCC expects that the market value of the Notes at any time will depend on whether and to what degree 30CMS is greater than 2CMS.  In general, TMCC expects that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread.  Conversely, in general, TMCC expects that an increase in the CMS Spread will cause an increase in the market value of the Notes.  However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature.  TMCC’s ability to call the Notes prior to their maturity date is likely to limit their value. If TMCC did not have the right to call the Notes, their value could be significantly different.

Interest Rates.  TMCC expects that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results.  Actual or anticipated changes in TMCC’s credit ratings or financial condition may affect the market value of the Notes.

The impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the CMS Spread.

The Historical Performance Of 30CMS And 2CMS Are Not An Indication Of Their Future Performance.

Historical performance of 30CMS and 2CMS should not be taken as an indication of the future CMS Spread during the term of the Notes.  Changes in the relative values of 30CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 30CMS and 2CMS will rise or fall and whether the CMS Spread will rise or fall.

You May Not Be Able To Sell Your Notes If An Active Trading Market For The Notes Does Not Develop.

The Notes have not been and will not be listed on any exchange.  There is currently no secondary market for the Notes.  The Underwriter currently intends, but is not obligated, to make a market in the Notes.  Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.  If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.  Where the Underwriter does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates.  Due to the above factors, 100% of the principal amount is only protected at maturity.  There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Underwriter is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Underwriter, as a result of dealer discounts, mark-ups or other transaction costs.

Conflicts of Interest

The Underwriter or one or more of its respective affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities may affect the market value of the Notes.

TMCC Will Treat the Notes as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.

You should also consider the tax consequences of investing in the Notes. TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing contingent payment debt instruments, as described in the section of the related pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the related pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of the related pricing supplement called “United States Federal Income Taxation.”

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes who purchases the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer in securities or foreign currencies;
•	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities or foreign currencies that in either case elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing contingent payment debt instruments, and the discussion herein assumes this treatment.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below. Holders should consult their own tax advisors as to this treatment and as to whether an alternative characterization is available.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  The “comparable yield”

for the Notes will be based on information furnished to TMCC by the Calculation Agent and set forth in the related pricing supplement.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  The “projected payment schedule” in respect of the Notes will be set forth in the related pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of  such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a United States person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR® on the SEC Web site at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling toll free 1-888-603-5847.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.